Juan Romero President CEMEX Mexico Exhibit 4

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. 2

Record EBITDA generation in Mexican pesos Includes $33 M impact due to dollarized costs in our operations Fixed cost & other (1) 2016 Like-to-like EBITDA Variation ($ M) EBITDA Margin +8% 1,249 +29% 1,041 966 68 335 34.0% +2.4pp 36.4%

Value before Volume strategy delivers solid results Data considers CIF prices Domestic gray cement CAGR from 2013 to 2016 Cement(2) (LC/ton) Ready-mix (LC/m3) Aggregates (LC/ton) Price by Business Segment(1) (3) (3) (3)

As we recovered market position Domestic gray cement CAGR from 2013 to 2016 Cement(1) (M tons) Ready-mix (M m3) Aggregates (M tons) Volume by Business Segment (2) (2) (2)

We continued implementing cost containment efforts RDF: Refuse-Derived Fuel RDF Usage (K tons) Refractory, Balls & Crushers (Unitary costs in USD) $7 M savings due to use of alternative fuels in 2016 $2 M incremental savings in 2016 +116% -29%

Significant progress on Working Capital management Working Capital (Average Days) Unlocked ~$180 M in average working capital during 2016

Growth outlook continues to be cautiously optimistic Source: CEMEX and Banxico estimates, and INEGI. Figures are non-seasonally adjusted. Total GDP Growth (%) e e Expected positive industry dynamics State & Federal elections Construction of Mexico’s City Airport Formal Housing driven by diversified financing Expected budgetary pressures & tighter monetary policy NAFTA uncertainty Outstanding results achieved in 2016, despite a complex environment Outlook for 2017-2018

Positive industry dynamics Source: Gray cement plus mortar demand information from INEGI, and CEMEX estimates. Capacity based on public information. 5.1 7.8 3.0 2.0 3.0 (%) e e 0.5 0.5 2.2 3.9 2.1 e e (%) Demand Growth (M tons) Additional Capacity (M tons)

Infrastructure 2017-2018 demand perspectives Supportive private bank mortgage lending Recent changes make INFONAVIT more attractive Lower funding for government housing subsidies (CONAVI) Expected performance Steady growth in job creation Remittances should remain strong State elections provide demand upside Commercial and tourism development Gas pipeline network & electricity investment will continue FDI slowdown Budgetary restrictions Mexico City’s new airport Recently announced PPP program Federal elections in 2018 Formal housing Self construction Industrial & commercial

We have a solid strategy for what lies ahead A robust offer by segment… … generating value for the company… … while providing the best customer experience Builders Segment Cross selling benefits Ready-mix % EBITDA Other products New offer Digital tools Simple processes Internal Culture Distribution Segment Net Promoter Score % Detractors % Promoters = - Customer Centric KPIs

Focused on creating a superior customer experience Support from sales team Speed of product Invoice Placing order Product quality Delivery on time Other Service center support Tech support Brand Product availability 01 Schedule a visit 02 Experience 03 Generate report 04 Follow up on your team 05 Call to action The Customer Journey Experience Program Opportunities identified to improve our customer experience

Achieve and sustain Zero for Life Continue our Value before Volume strategy Reinforce cost containment efforts Maintain our focus on working capital management Build a superior customer experience What you should expect from us